EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For the Six Months Ended June 30, 2002

(Dollar Amounts in Thousands)

Monongahela Power
Earnings:
Net income	$ 17,728
Plus: Fixed charges (see below)	28,053
Income taxes	12,176
Amortization of capitalized interest	37
Income distributions of equity investees	-
Less: Capitalized interest	(1,444)
Income from unconsolidated equity investees	(2,123)

Total Earnings	$ 54,427

Fixed Charges:
Interest on long-term debt and other interest	$ 26,567
Estimated interest
component of rentals	1,486

Total Fixed Charges	$ 28,053

Ratio of Earnings to Fixed Charges	1.94